UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. __)*

SPHERE 3D CORP.

(Name of Issuer)

COMMON SHARES, WITHOUT PAR VALUE

(Title of Class of Securities)

84841L100

(CUSIP Number)

ThreeD Capital Inc.

69 Yonge Street, Suite 1010

Toronto, ON, M5E 1K3

Telephone: (416)-941-8900

Attention: Gerry Feldman

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

Copies to:

Ralph W. Norton, Esq.

Davis & Gilbert LLP

1740 Broadway

New York, New York 10019

(212) 468-4800

January 24, 2017

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §§ 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 2 of 13 pages

CUSIP No. 84841L100

1	names of reporting persons THREED CAPITAL INC.
2	check the appropriate box if a member of a group (See Instructions) (a) ☐ (b) ☒
3	sec use only
4	source of funds (See Instructions) WC
5	check if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e)
6	citizenship or place of organization ONTARIO, CANADA

	7	sole voting power 0 See Items 2 and 5)
number of shares beneficially owned by each reporting person with	8	shared voting power 2,200,000 (See Items 2 and 5)
	9	sole dispositive power 0 (See items 2and 5)
	10	shared dispositive power 2,200,000 (See Items 2 and 5)

11	aggregate amount beneficially owned by each reporting person 2,200,000 (See Items 2 and 5)
12	check if the aggregate amount in row (11) excludes certain shares
13	percent of class represented by amount in row (11) 2.8% (See items 2 and 5)
14	type of reporting person (See Instructions) CO

Page 3 of 13 pages

CUSIP No. 84841L100

1	names of reporting persons SHELDON INWENTASH
2	check the appropriate box if a member of a group (See Instructions) (a) ☐ (b) ☒
3	sec use only
4	source of funds (See Instructions) PF
5	check if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e)
6	citizenship or place of organization ONTARIO, CANADA

	7	sole voting power 6,594,100 (See Items 2 and 5)
number of shares beneficially owned by each reporting person with	8	shared voting power 2,200,000 (See Items 2 and 5)
	9	sole dispositive power 6,594,100 (See items 2and 5)
	10	shared dispositive power 2,200,000 (See Items 5)

11	aggregate amount beneficially owned by each reporting person 8,794,100 (See Items 2 and 5)
12	check if the aggregate amount in row (11) excludes certain shares
13	percent of class represented by amount in row (11) 10.6% (See items 2 and 5)
14	type of reporting person (See Instructions) IN

Page 4 of 13 pages

CUSIP No. 84841L100

1	names of reporting persons LYNN FACTOR
2	check the appropriate box if a member of a group (See Instructions) (a) ☐ (b) ☒
3	sec use only
4	source of funds (See Instructions) PF
5	check if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e)
6	citizenship or place of organization ONTARIO, CANADA

	7	sole voting power 11,184,500 (See Items 2 and 5)
number of shares beneficially owned by each reporting person with	8	shared voting power 0 (See Items 2 and 5)
	9	sole dispositive power 11,184,500 (See items 2and 5)
	10	shared dispositive power 0 (See Items 2 and 5)

11	aggregate amount beneficially owned by each reporting person 11,184,500 (See Items 2 and 5)
12	check if the aggregate amount in row (11) excludes certain shares
13	percent of class represented by amount in row (11) 13.2% (See items 2 and 5)
14	type of reporting person (See Instructions) IN

Page 5 of 13 pages

Item 1. Security and Issuer.

The title of the class of equity securities to which this statement relates is common shares without par value (the “Common Shares”) of Sphere 3D Corp., a corporation formed under the laws of the Province of Ontario, Canada (the “Company”). The address of the principal executive offices of the Company is 240 Matheson Blvd. East, Mississauga, Ontario, Canada L4Z 1X1.

Item 2. Identity and Background.

(a)-(c)	This Schedule 13D is being filed by: (i) ThreeD Capital Inc. (“ThreeD”), a corporation formed under the Canada Business Corporations Act with a principal business address of 69 Yonge Street, Suite 1010, Toronto, ON, M5E 1K3, (ii) Sheldon Inwentash (“Inwentash”), the Chief Executive Officer of ThreeD, having his principal place of business at 69 Yonge Street, Suite 1010, Toronto, ON, M5E 1K3 and (iii) Lynn Factor (“Factor”), a self-employed entrepreneur, residing at 126 Old Forest Hill Road, Toronto, ON, M5P 2R9. Inwentash and Factor are husband and wife. ThreeD, Inwentash and Factor are collectively referred to herein as the “Reporting Persons”.

(d)	During the past five years, none of ThreeD, Inwentash or Factor and, to ThreeD and Inwentash’s knowledge, none of the directors or executive officers of ThreeD, has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

(e)	During the past five years, none of ThreeD, Inwentash or Factor and, to ThreeD and Inwentash’s knowledge, none of the directors or executive officers of ThreeD, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Each of ThreeD, Inwentash and Factor is a Canadian citizen. The name, citizenship, business address, principal business occupation or employment of each of the directors and executive officers of ThreeD are set forth on Annex A hereto.

Page 6 of 13 pages

Item 3. Source and Amount of Funds and Other Consideration.

On January 24, 2017, ThreeD, Inwentash and Factor purchased an aggregate of 6,025,000 Units (the “Units”), from the Company in a private placement at a price of $0.30 per Unit. Each Unit consisted of one Common Share and one warrant from each of two series of warrants. The first series of warrants (referred to herein separately as the “A Warrants”) consists of warrants that are each exercisable to purchase one Common Share and have an exercise price of U.S. $0.40 per share, a one-year term, and are exercisable in whole or in part at any time prior to expiration. The second series of warrants (referred to herein separately as the “B Warrants” and, together with the A Warrants, as the “Warrants”) consists of warrants that are each exercisable for one Common Share and have an exercise price of U.S. $0.55 per share, a five-year term, and are exercisable in whole or in part at any time prior to expiration. ThreeD purchased 700,000 Units for an aggregate of $210,000, Inwentash purchased 2,000,000 Units for an aggregate of $600,000, and Factor purchased 3,325,000 Units for an aggregate of $997,500. ThreeD used its working capital to purchase the Units. Each of Inwentash and Factor used personal funds to purchase the Units.

Item 4. Purpose of Transaction.

(a)	– (j). All of the Units were acquired for investment purposes. ThreeD, Inwentash and Factor may from time to time acquire additional securities of the Company, dispose of some or all of the existing or additional securities they hold or will hold, or may continue to hold their current positions, depending upon the price and availability of the Company’s securities, subsequent developments affecting the Company, the Company’s business and prospects, other investment and business opportunities available to ThreeD, Inwentash and Factor, general stock market and economic conditions, tax considerations and other factors.

Except as set forth in this Item 4, none of ThreeD, Inwentash or Factor has any present plans that relate to or would result in: the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; any material change in the present capitalization or dividend policy of the Company; any other material change in the Company’s business or corporate structure; changes in the Company’s charter, bylaws or instruments corresponding thereto or other actions that may impede the acquisition of control of the Company by any person; causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; causing a class of equity securities of the Company to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or any action similar to the foregoing.

Page 7 of 13 pages

Item 5. Interest in Securities of the Issuer.

(a)	Amount and percentage of class beneficially owned:

The Company has advised the Reporting Persons that there were a total of 76,737,613 Common Shares outstanding as of January [24], 2017, following completion of the private placement of which the purchases described in Item 3 above were part.

As of January 24, 2017, ThreeD was deemed to beneficially own an aggregate of 2,200,000 Common Shares (the “ThreeD Shares”), representing approximately 2.8% of the number of Common Shares outstanding. The ThreeD Shares include 700,000 outstanding Common Shares, A Warrants to purchase 700,000 Common Shares, B Warrants to purchase 700,000 Common Shares, and call options to purchase 100,000 Common Shares. All of the call options held by ThreeD expired unexercised on February 17, 2017.

As of January 24, 2017, Inwentash was deemed to beneficially own an aggregate of 8,794,100 Common Shares, representing approximately 10.6% of the Common Shares outstanding. These Common Shares include 2,712,000 outstanding Common Shares (of which 700,000 Common Shares are held by ThreeD), A Warrants to purchase 2,700,000 Common Shares (of which 700,000 Common Shares are issuable upon exercise of A Warrants held by ThreeD), B Warrants to purchase 2,700,000 Common Shares (of which 700,000 Common Shares are issuable upon exercise of B Warrants held by ThreeD), warrants to purchase 220,000 Common Shares at $2.50 per Common Share expiring on December 15, 2020, and call options to purchase 462,100 Common Shares (of which call options to purchase 100,000 Common Shares were held by ThreeD). Call options held by Inwentash exercisable for 254,000 Common Shares expired unexercised on February 17, 2017, and all of the call options held by ThreeD expired unexercised on February 17, 2017.

As of January 24, 2017, Factor was deemed to beneficially own an aggregate of 11,184,500 Common Shares, representing approximately 13.2% of the Common Shares outstanding. These Common Shares include 3,325,000 outstanding Common Shares, A Warrants to purchase 3,325,000 Common Shares, B Warrants to purchase 3,325,000 Common Shares, warrants to purchase a total of 1,069,500 Common Shares at prices ranging from $2.33 to $4.00 per Common Share and expiring between May 21, 2020 and December 15, 2020, and call options to purchase 140,000 Common Shares. All of the call options held by Factor expired unexercised on February 17, 2017.

Page 8 of 13 pages

By virtue of his position as Chief Executive Officer of ThreeD, Inwentash may be deemed to have shared power to direct the vote and to direct the disposition of the Common Shares owned by ThreeD. By virtue of his marriage to Factor, Inwentash may be deemed to have shared power to vote or dispose of the Common Shares owned by Factor and the Common Shares underlying the Warrants and call options owned by Factor (collectively, the “Factor Shares”). However, Inwentash does not have such power and therefore disclaims beneficial ownership of the Factor Shares. By virtue of her marriage to Inwentash, Factor may be deemed to have shared power to vote or dispose of the Common Shares owned by Inwentash and the Common Shares issuable upon exercise of the Warrants and call options owned by Inwentash (collectively, the “Inwentash Shares”). However, Factor does not have such power and therefore disclaims beneficial ownership of the Inwentash Shares.

(b)	Number of Common Shares as to which such Reporting Person has

(i)	Sole power to vote or to direct the vote:
ThreeD:	0
Inwentash:	6,594,100
Factor:	11,184,500

(ii)	Shared power to vote or to direct the vote:
ThreeD:	2,200,000
Inwentash:	2,200,000
Factor:	0

(iii)	Sole power to dispose or to direct the disposition of:
ThreeD:	0
Inwentash:	6,594,100
Factor:	11,184,500

(iv)	Shared power to dispose or to direct the disposition of:
ThreeD:	2,200,000
Inwentash:	2,200,000
Factor:	0

(c)	See Item 3 above.

(d)	Not applicable.

(e)	Not applicable.

Page 9 of 13 pages

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The Units were acquired in a private placement pursuant to subscription agreements that do not contain any provisions regarding the transfer, guarantee or voting of such securities. Except as set forth in this Schedule 13D, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 hereof or between such persons and any person with respect to any securities of the Company, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits.

1.	Joint Filing Agreement among ThreeD Capital Inc., Sheldon Inwentash and Lynn Factor dated as of February 22, 2017.

Page 10 of 13 pages

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 22, 2017

THREED CAPITAL INC.

By:	/s/ Sheldon Inwentash
Name: Sheldon Inwentash
Title: Chief Executive Officer

/s/ Sheldon Inwentash
Sheldon Inwentash

/s/ Lynn Factor
Lynn Factor

Page 11 of 13 pages

Annex A

Executive Officers and Directors

Name and Citizenship	Principal Occupation or Employment and Business Address

Sheldon Inwentash Canadian citizen	Chief Executive Officer and Director ThreeD Capital Inc. 69 Yonge Street, Suite 1010 Toronto, Ontario, M5E 1K3

Gerry Feldman Canadian citizen	Chief Financial Officer and Corporate Secretary ThreeD Capital Inc. 69 Yonge Street, Suite 1010 Toronto, Ontario, M5E 1K3

Warrant Goldberg	Partner
Canadian citizen	DNTW Toronto LLP 45 Sheppard Ave E. #703 North York, Ontario, M2N 5W9

Allen Lone Canadian citizen	Chief Executive officer Augusta Capital Inc. 2455 Cawthra Road, Suite 75 Mississauga, Ontario L5A 3P1

Steven Mintz Canadian citizen	President St. Germain Capital Corp. 69 Yonge Street, Suite 1010 Toronto, Ontario, M5E 1K3

Page 12 of 13 pages

Exhibit 1

Joint Filing Agreement

Each of ThreeD Capital Inc., Sheldon Inwentash and Lynn Factor (collectively, the “Parties”) hereto represents to the other Parties that it is eligible to use Schedule 13D (“Schedule 13D”) to report its beneficial interest in Common Shares, without par value, of Sphere 3D Corp., and it will file the Schedule 13D on behalf of itself.

Each of the Parties agrees to be responsible for the timely filing of the Schedule 13D and any and all amendments thereto and for the completeness and accuracy of the information concerning itself contained in the Schedule 13D, but not for the completeness or accuracy of the information concerning the other Parties except to the extent it knows or has reason to believe that any information about the other Parties is inaccurate.

THREED CAPITAL INC.

By:	/s/ Sheldon Inwentash
Name: Sheldon Inwentash
Title: Chief Executive Officer

/s/ Sheldon Inwentash
Sheldon Inwentash

/s/ Lynn Factor
Lynn Factor

Page 13 of 13 pages